July 29, 2024

Dennis M. Danzik
Chief Executive Officer
flooidCX Corp.
14747 N Northsight Blvd
Suite 111-218
Scottsdale, AZ 85260

       Re: flooidCX Corp.
           Preliminary Information Statement on Schedule 14C
           Response dated July 25, 2024
           File No. 000-55965
Dear Dennis M. Danzik:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Richard W. Jones